August 15, 2024

Re:	Winnebago Industries, Inc.
Form 10-K for Fiscal Year Ended August 26, 2023
Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024
Response dated June 13, 2024
File No. 001-06403

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 10-K for the Fiscal Year Ended August 26, 2023, and Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024 (the “Forms 8-K”) contained in the Staff’s letter dated August 5, 2024 (the “Comment Letter”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024

Exhibit 99.1

1.	We have considered your response to prior comment 1 regarding the non-GAAP financial measure Adjusted diluted earnings per share. We believe the adjustment related to the dilution of your convertible notes has the effect of changing the requirement to use the if-converted method under ASC 260, and therefore, results in a non-GAAP financial measure that does not comply with Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non-GAAP financial measure to remove this adjustment.

Response:

We respectfully acknowledge the Staff’s comments and appreciate the discussion on this issue. We advise the Staff that in future filings we will no longer adjust for the dilutive impact related to the if-converted method in our Adjusted diluted earnings per share calculation.

2.	In the Form 8-K you filed on June 20, 2024, you disclose Adjusted EBITDA and Adjusted EBITDA Margin in a bullet under Third Quarter Fiscal 2024 Financial Summary, but do not disclose the most directly comparable GAAP measures, Net Income and Net Income Margin, with equal or greater prominence. For each non-GAAP financial measure you disclose, please revise future filings to disclose the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, if we disclose Non-GAAP measures in filings subject to Item 10(e)(1)(i)(A) of Regulation S-K, we will present the most directly comparable GAAP measure, with equal or greater prominence.

winnebagoind.com

Please do not hesitate to contact me at (952) 828-8433 if you have any questions regarding the above. Thank you for your time and attention to this matter.

Regards,

/s/ Bryan L. Hughes
Bryan L. Hughes
Chief Financial Officer and Senior Vice President

cc:

Michael J. Happe

Stacy L. Bogart

Richard D. Moss

winnebagoind.com